Helen W. Brown phone:(901) 543-5918 fax:(888) 789-4123 e-mail:hwbrown@bassberry.com	The Tower at Peabody Place 100 Peabody Place, Suite 900 Memphis, TN 38103-3672 (901) 543-5900
March 21, 2013
Kevin Rupert, Esq.
Division of Investment Management, Examiner
U.S. Securities & Exchange Commission
Mailstop 4710
100 F Street, NE
Washington, DC 20549-4720

Re:    Preliminary Proxy Statement of Triangle Capital Corporation
Dear Kevin:
On behalf of Triangle Capital Corporation (“Triangle” or the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on March 15, 2013 (the “Comments”) relating to the Company's Preliminary Proxy Statement (the “Proxy”) filed on Schedule 14A on March 8, 2013, we submit this letter containing the Company's responses to the Staff's Comments.

1.	Comment: Please confirm that Triangle will respond to the Comments by filing a written response letter via EDGAR, complete with a “Tandy Letter” representation.
Response: The Company hereby confirms that it will comply with the Staff's requests regarding filing procedures.

2.	Comment: Revise the last two columns of the table presented on page 38 of the Proxy to show the premium and discount to the Company's net asset value (“NAV”), respectively.
Response: In response to the Staff's comment, the Company has revised the last two columns of the table on page 38 of the definitive Proxy to show the premium and discount to NAV, respectively.

3.
Comment: Please revise the table presented on page 41 of the Proxy to include an example demonstrating the impact of an offering of 25% of the Company's outstanding shares of common stock offered at a 100% discount to NAV.

Response: In response to the Staff's comment, the Company has included an example demonstrating the impact of an offering of 25% of the Company's outstanding shares of common stock offered at a 100% discount to NAV on page 42 of the definitive Proxy.

4.
Comment: With respect to disclosure regarding the anticipated date for an Amended Order of Exemptive Relief by the Staff (the “Amended Order”), please include cautionary language stating that the Amended Order may not be received and therefore the amendment presented by Proposal No. 3 may not go into effect despite obtaining approval from the Company's stockholders.

Response: The Company respectfully submits that it will not file the definitive Proxy statement with the SEC nor begin soliciting proxies until after the Amended Order has been granted and therefore respectfully has omitted the requested disclosure because such disclosure will not be applicable at such time.

5.	Comment: Please add “, subject to certain conditions” at the end of existing description for Proposal No. 2 on the Company's Proxy Card included at the end of the Proxy.
Response: In response to the Staff's comment, the Company has included the requested language at the end of the existing description for Proposal No. 2 on the Company's Proxy Card included at the end of the Proxy
In response to the requests contained in the Staff's Comments, the Company hereby acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Commission;

2.	The Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to such filings; and

3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please do not hesitate to contact me at (901) 543-5918 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,
/s/ Helen W. Brown
Helen W. Brown